Exhibit 99.1

Zapp EV Appoints David McIntyre as Chief Operating Officer to Accelerate Global Expansion Strategy

Newly created role will leverage extensive background with luxury and performance automotive brands as Zapp prepares to scale operations

LONDON, August 1, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced the appointment of David McIntyre as Chief Operating Officer (“COO”) effective immediately. David, who previously served as Zapp’s Chief Commercial Officer, brings to this newly created role an extensive background in scaling operations for luxury and performance automotive brands as Zapp prepares to expand operations to additional countries in Europe and Asia.

As COO, David will be responsible for managing supply chain logistics, overseeing contract manufacturing and in-house assembly, as well as related production engineering efforts. David also will continue to lead Zapp’s global commercial strategy, including network development, sales management and comprehensive after-sales service.

In his three decades of experience in the international luxury automotive industry, David has been instrumental in driving growth and operational efficiencies at McLaren, Jaguar Land Rover, Aston Martin, Bentley, Porsche and Lotus. His tenure at these companies contributed to successful expansions into new markets and increased unit sales in key markets across Europe, Asia and Latin America.

Swin Chatsuwan, Founder and CEO of Zapp EV, said: “David has demonstrated an exceptional ability to execute complex commercial strategies and deliver substantial sales growth. His leadership will streamline operations and accelerate our path to commercial success as Zapp plans to scale the business rapidly across multiple markets.”

David McIntyre added: “It is a privilege to step into this role at such a transformative juncture for Zapp. My priority is the successful execution of our strategy to expand operations as Zapp introduces the i300 to an increasing set of countries around the world. We seek to set new standards in urban mobility, and I am excited to drive the business forward and deliver exceptional value for our customers and shareholders.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.